Exhibit 99.6

EARLY WARNING REPORT

Made Pursuant to
Multilateral Instrument 62-104 – Take-Over Bids and
National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues

a)	Name and Address of Offeror:

Dr. Kenneth Powell
#120, 4445 Calgary Trail
Edmonton, AB T6H 5R7

b)
The designation and number or principal amount of securities and the offeror’s securityholdings percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On October 15, 2009, Dr. Kenneth Powell directly acquired ownership of an aggregate of 1,952,000 common shares (“Common Shares”) of Titan Trading Analytics Inc. (“Titan Trading”) representing approximately 3.35% of the total issued and outstanding Common Shares of Titan Trading.  Dr. Powell now owns directly 8,209,662 Common Shares and 3,671,000 warrants (the “Warrants”) of Titan Trading, representing approximately 19.18% of the total issued and outstanding Common Shares of Titan Trading, assuming all of the Warrants held by Dr. Powell are exercised into Common Shares of the Corporation.  In addition, Dr. Powell now controls, through members of this immediate family with whom he resides, including his wife Karen Powell, 11,255,059 Common Shares and 4,398,500 Warrants of Titan Trading, representing approximately 24.95% of the total issued and outstanding Common Shares of Titan Trading, assuming all of the Warrants controlled by Dr. Powell are exercised into Common Shares of the Corporation.

c)
The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

Dr. Powell owns directly 8,209,662 Common Shares and 3,671,000 Warrants of Titan Trading, representing approximately 19.18% of the total issued and outstanding Common Shares of Titan Trading, assuming all of the Warrants held by Dr. Powell are exercised into Common Shares of the Corporation.  In addition, Dr. Powell now controls, through members of this immediate family with whom he resides, including his wife Karen Powell, 11,255,059 Common Shares and 4,398,500 Warrants of Titan Trading, representing approximately 24.95% of the total issued and outstanding Common Shares of Titan Trading, assuming all of the Warrants controlled by Dr. Powell are exercised into Common Shares of the Corporation.

d)	The designation and number or principal amount of securities and percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

i.	The offeror, either alone or together with any joint actors, has ownership and control:

Dr. Powell owns directly 8,209,662 Common Shares and 3,671,000 Warrants of Titan Trading, representing approximately 19.18% of the total issued and outstanding Common Shares of Titan Trading, assuming all of the Warrants held by Dr. Powell are exercised into Common Shares of the Corporation.  In addition, Dr. Powell now controls, through members of this immediate family with whom he resides, including his wife Karen Powell, 11,255,059 Common Shares and 4,398,500 Warrants of Titan Trading, representing approximately 24.95% of the total issued and outstanding Common Shares of Titan Trading, assuming all of the Warrants controlled by Dr. Powell are exercised into Common Shares of the Corporation

ii.	The offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not applicable.

iii.	The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

e)	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

Private placement transaction.

f)
The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Common Shares were acquired for investment purposes.  Dr. Powell and members of his immediate family with whom he resides, including his wife Karen Powell, may from time to time acquire additional Common Shares, or continue to hold the Common Shares in the normal course of their investment activities, subject to applicable laws.

g)
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

h)	The names of any joint actors in connection with the disclosure required by this report:

Not applicable.

i)
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The Common Shares were issued by Titan Trading pursuant to a private placement of Common Shares at a price of $0.25 per Common Share.

j)
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Other than as contained in this report with respect to the Common Shares acquired by Dr. Powell, not applicable.

k)	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting the reliance:

The accredited investor exemption of National Instrument 45-106 – Prospectus and Registration Exemptions was relied upon with respect to the issuance of the Common Shares to Dr. Powell.

Signed the 22nd day of October, 2009.

(signed) “Kenneth W. Powell”
Kenneth W. Powell
CEO & Director
Titan Trading Analytics Inc.